Brookfield Asset Management Inc.	Tel 416.363.9491
Brookfield Place	Fax 416.365.9642
181 Bay Street, Suite 300	www.brookfield.com
Toronto, ON M5J 2T3

February 22, 2017

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Monick

RE:	Brookfield Asset Management Inc.
Form 40-F for the year ended December 31, 2015
Filed on March 31, 2016
File No. 033-97038

Thank you for your letter dated February 22, 2016. For your reference we have included, along with our responses, each of your questions in italics using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2015

Note 11 – Investment Properties & Note 12 – Property, Plant and Equipment

1.	We have considered your proposed disclosures in response to comment 1. Please address the following:

a.	Please also further adjust your disclosures of fair value and key valuation metrics within note 11 and note 12 to disaggregate this information by the same asset classes that you have identified in your proposed sensitivity analysis. We believe such disaggregation to be consistent with the guidance outlined within paragraphs 93 and 94 of IFRS 13.

We acknowledge your comment and propose to add the following disclosure within our 2016 form 40-F.

Within Note 11 – Investment properties:

The key valuation metrics for the company’s investment properties that are measured at fair value are set forth in the table below:

	December 31, 2016			December 31, 2015
	Discount Rate	Terminal Capitalization Rate	Investment horizon	Discount Rate	Terminal Capitalization Rate	Investment horizon
Core Office
United States
Canada
Australia
Europe
Brazil

Opportunistic
Opportunistic Office
Opportunistic Retail
Industrial
Multifamily
Triple Net Lease
Self-storage
Student housing

The following table presents the company’s investment properties measured at fair value in the consolidated financial statements:

As at December 31
	2016	2015
Core Office
United States
Canada
Australia
Europe
Brazil

Opportunistic
Opportunistic Office
Opportunistic Retail
Industrial
Multifamily
Triple Net Lease
Self-storage
Student housing

The key valuation inputs relating to the above are Level 3 of the fair value hierarchy.

Within Note 12 – Property Plant and equipment:

The key valuation metrics for the company’s Property, Plant and Equipment that are measured at fair value within the Renewable Power segment are set forth in the table below:

	December 31, 2016			December 31, 2015
	Discount Rate	Terminal Capitalization Rate	Investment Horizon	Discount Rate	Terminal Capitalization Rate	Investment Horizon
North America
Brazil
Colombia
Europe

The following table summarizes the percentage of total generation contracted under power purchase agreements:

As at December 31, 2016
	1 - 10 years	10 - 20 years
North America
Brazil
Colombia
Europe

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

As at December 31, 2016
	1 - 10 years	10 - 20 years
North America
Brazil
Colombia
Europe

The following table summarizes the estimates of future electricity prices:

As at December 31, 2016
	1 - 10 years	10 - 20 years
North America
Brazil
Colombia
Europe

The following table presents the company’s property, plant and equipment within the renewable power segment measured at fair value in the consolidated financial statements:

As at December 31
	2016	2015
North America
Brazil
Colombia
Europe

The key valuation inputs relating to the above are Level 3 of the fair value hierarchy.

b.	We note your statement that “sensitivity to reasonably likely changes in discount rates and terminal capitalization rates are quantitatively immaterial with respect to PP&E within the Infrastructure and Property segments.” Please confirm for us, if true, that a 25 basis point change to the relevant unobservable inputs for PP&E within Infrastructure and Property segments is quantitatively immaterial.

We confirm that a 25 basis point change in discount rates and terminal capitalization rates for PP&E within the Infrastructure and Property segments is quantitatively immaterial.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 363-9491.

Yours truly,

/s/ Brian D. Lawson

Brian D. Lawson

Chief Financial Officer

Brookfield Asset Management Inc.

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